As filed with the Securities and Exchange Commission on July 7, 2008

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

ASA LIMITED
(Name of Subject Company (Issuer))

ASA LIMITED
(Name of Filing Person (Issuer))

Common Shares, Par Value U.S. $1.00 Per Share
(Title of Class of Securities)

G3156P 10 3
(CUSIP Number of Class of Securities)

Robert J.A. Irwin
ASA Limited
11 Summer Street, 4th Floor
Buffalo, New York 14209
(716) 883-2428

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

R. Darrell Mounts, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006
(202) 778-9298

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$207,936,000	$41,587

*	The transaction value is calculated as the aggregate maximum purchase price to be paid for 2,400,000 shares in the offer, based upon a price of $86.64 (98% of the net asset value per share of $88.41 on June 6, 2008).

**	The filing fee is calculated as 1/50 of 1% of the transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,587 Form or Registration No.: Schedule TO Filing Party: ASA Limited Date Filed: June 13, 2008

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [  ]

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed by ASA Limited (the "Company") with the Securities and Exchange Commission on June 13, 2008 (the "Initial Schedule TO"). This Schedule TO relates to the offer by the Company to purchase up to 2,400,000 of its issued and outstanding common shares, par value U.S. $1.00 per share, at a price per share, net to the seller in cash (without interest), equal to 98% of the net asset value per share as determined by the Company at the close of regular trading on the New York Stock Exchange on the expiration date of the offer.

The offer is set forth in the Supplement, dated July 7, 2008, relating to the Offer to Purchase, dated June 13, 2008, and the related Letter of Transmittal (the "Supplement"), a copy of which is filed with this Schedule TO as Exhibit (a)(1)(vi), in the Offer to Purchase, dated June 13, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Supplement and the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the "Offer Documents") (the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Initial Schedule TO.

Items 1 through 9 and Item 11 of the Initial Schedule TO are hereby amended by incorporating by reference the information in the Supplement. Item 12 of the Initial Schedule TO is hereby amended as follows:

ITEM 12.     EXHIBITS

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated June 13, 2008.[2]

(a)(1)(ii)	Form of Letter of Transmittal.[2]

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.[2]

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[2]

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[2]

(a)(1)(vi)	Supplement, dated July 7, 2008, relating to the Offer to Purchase, dated June 13, 2008, and the related Letter of Transmittal filed herewith.

(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees filed herewith.

(a)(1)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees filed herewith.

(a)(5)	Press Release issued by the Company dated March 31, 2008.[1]

(a)(6)	Press Release issued by the Company dated June 13, 2008.[2]

(a)(7)	Press Release issued by the Company dated July 7, 2008 filed herewith.

(d)(1)(i)	Terms of Business relating to Participants' Contract for Difference transactions with Counterparty.[2]

(d)(1)(ii)	Documents setting forth the terms of Contract for Difference transactions related to ASA Shares.[2]

  1 Previously filed on Schedule TO via EDGAR on March 31, 2008 (accession number 0001133796-08-000114) and incorporated herein by reference.

  2 Previously filed on Schedule TO via EDGAR on June 13, 2008 (accession number 0001133796-08-000213) and incorporated herein by reference.

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASA LIMITED

By:	/s/ Robert J.A. Irwin

Name:	Robert J.A. Irwin
Title:	Chairman, President, Chief Executive Officer and Treasurer

Dated: July 7, 2008

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(vi)	Supplement, dated July 7, 2008, relating to the Offer to Purchase, dated June 13, 2008, and the related Letter of Transmittal.

(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)	Press Release issued by the Company dated July 7, 2008.